SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)1

                          Ridgewood Hotels, Inc.
                         ________________________
                             (Name of Issuer)

                  Common Stock, $.01 par value per share
                 _________________________________________
                      (Title of Class of Securities)

                                 766234108
                                __________
                              (CUSIP Number)

                         Michael Rosenzweig, Esq.
                              Rogers & Hardin
                         2700 International Tower
                        229 Peachtree Street, N.E.
                  Atlanta, Georgia  30303   404/522-4700
              _______________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                             January 11, 2000
                            ____________________
             (Date of Event which Requires Filing This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are be sent.

  (Continued on following pages)
____________
       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Page 2 of  6  Pages)


                               SCHEDULE 13D
CUSIP NO. 766234108

1.             NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WAYNE W. MCATEER

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  /__/
               (b)  /__/

3.             SEC USE ONLY


4.             SOURCE OF FUNDS*
               00

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
               /__/

6.             CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES OF AMERICA



                   7.   SOLE VOTING POWER
NUMBER OF SHARES        100,000
BENEFICIALLY
OWNED BY EACH
REPORTING          8.   SHARED VOTING POWER
PERSON                   -0-
WITH
                    9.  SOLE DISPOSITIVE POWER
                        100,000

                    10.  SHARED DISPOSITIVE POWER
                         -0-

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              100,000

12.           CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES *

13.           PERCENT OF CLASS REPRESENTED BY
              AMOUNT IN ROW (11)
              3.98%

14.           TYPE OF REPORTING PERSON*
              IN

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                               Schedule 13D

Item 1.   Security and Issuer

     This Schedule 13D relates to the shares of common stock, $.01 par value per Share (the "Common Stock"), of Ridgewood Hotels, Inc. (formerly Ridgewood Properties, Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer is 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

Item 2.   Identity and Background

     (a)  Name

          Wayne W. McAteer ("Mr. McAteer" or the "Reporting Person")

     (b)  Residence or Business Address

          2859 Paces Ferry Road
          Suite 700
          Atlanta, Georgia  30339

     (c)  Present Principal Occupation or Employment
          Mr. McAteer is the President of Wesley Hotel Group, Inc. ("Wesley"), a Georgia corporation and a wholly-owned subsidiary of the Issuer, which is located at 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

     (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Mr. McAteer is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The responses to Item 4 are incorporated herein by this reference.

     Pursuant to an Agreement, dated January 10, 2000, and a Management Agreement, dated January 10, 2000, each between Fountainhead Development Corp., Inc., a Georgia corporation ("Buyer"), and the Issuer, the Issuer issued to Buyer 1,000,000 shares of Common Stock. As a result of such issuance, the aggregate number of shares of Common Stock issued and outstanding increased (to 2,513,480 shares as of January 14, 2000), and the percent of such class of securities beneficially owned by the Reporting Person decreased, to 3.98%.

Item 4.   Purpose of the Transaction

     The responses to Items 3 and 6 are incorporated herein by this reference.

     The Reporting Person presently has no plans or proposals which relate to or would otherwise result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

The responses to Item 3 are incorporated herein by this reference.

     (a) Mr. McAteer is the direct beneficial owner of 100,000 shares of Common Stock, or 3.98% of the 2,513,480 shares of Common Stock outstanding on January 14, 2000.

     (b) Mr. McAteer has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of the Shares.

     (c) The Reporting Person has not effected a transaction involving shares of Common Stock during the past 60 days.

     (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  None.
Item 7.   Material to be Filed as Exhibits

  None.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   March 3, 2000
                                   (Date)



                                   /s/ Wayne W. McAteer
                                   Signature


                                   Wayne W. McAteer
                                   (Name/Title)